

October 25, 2010

Albert E. Ferrara, Jr.
Chief Financial Officer
AK Steel Holding Corporation
9227 Centre Pointe Drive
West Chester, OH 45069

> **RE:** **AK Steel Holding Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 23, 2010**
> **File No. 001-13696**

Dear Mr. Ferrara:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 14. Exhibits and Financial Statement Schedules, page 92

1. It appears that you have omitted the schedules and exhibits referenced in your Loan and Security Agreement incorporated by reference as exhibit 10.19. Please file with your next Exchange Act report a complete copy of this credit agreement, which should include all schedules and exhibits referenced therein. See Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3765 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director